SP 3/6/03

03002379

VE 3-3-03

…ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradeco Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street, 18th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Fortier (212) 317-8555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

757 3rd Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Fortier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradeco Global Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

—

—

GENISE FORBES
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-FO6064221
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 09-24-20 05

Genise Forbes
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
and Stockholders of
TradeCo Global Securities, Inc:

We have audited the accompanying statement of financial condition of TradeCo Global Securities, Inc., as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TradeCo Global Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2003

TRADECO GLOBAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets		**2002**
Cash and cash equivalents	$	59,946
Other assets (note 1)		75,600
Total assets	$	135,546
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to affiliate (note 2)	$	14,828
Accrued expenses		25,275
Total liabilities		40,103
Stockholders' equity:		
Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 83 shares		83
Additional paid-in-capital		47,197
Retained earnings		48,163
Total stockholders' equity		95,443
Total liabilities and stockholders' equity	$	.135,546

See accompanying notes to financial statements.

TRADECO GLOBAL SECURITIES, INC.

Statement of Income

Year ended December 31, 2002

		2002
Revenues:		
Consulting fees earned (note 1)	$	113,840
Interest and dividend income		598
Total revenues		114,438
Expenses:		
Employee compensation and benefits (note 1)		34,088
Professional fees		18,339
Bad debt expense (note 2)		9,855
Other expenses		13,562
Total expenses		75,844
Income before income taxes		38,594
Income taxes (note 3)		12,999
Net income	$	25,595

See accompanying notes to financial statements.

TRADECO GLOBAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2001	$	83	47,197	22,568	69,848
Net income		—	—	25,595	25,595
Balance at December 31, 2002	$	83	47,197	48,163	95,443

See accompanying notes to financial statements.

TRADECO GLOBAL SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2002

		2002
Cash flows from operating activities:		
Net income	$	25,595
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid taxes		2,868
Increase in other assets		(29,710)
Increase in accrued expenses		7,775
Increase in payable to affiliate		14,539
Total adjustments		(4,528)
Net cash provided by operating activities and net increase in cash and cash equivalents		21,067
Cash and cash equivalents at:		
Beginning of year		38,879
End of year	$	59,946
Supplemental disclosures of cash flow information:		
Cash paid during the year for income taxes	$	5,974

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

TradeCo Global Securities, Inc. (the Company) is a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the NASD).

The Company's common stock is held entirely by various principals of Geometry Group, Inc. (GGI), an affiliate of the Company.

The Company's primary purpose is to provide consulting and financial advisory services for a select group of institutional and corporate clients.

Capital raising and consulting fees are recognized when earned under the terms of the related agreement. In 2002, consulting fees were earned from two corporate clients.

The Company's employee compensation and benefits expense consists entirely of an allocation of compensation from GGI. Such allocation is determined based on the employees' pro-rata time spent performing services for the Company.

Other assets include the Company's subscription payment, which is recorded at its historical cost of $42,800, to participate in Phase II for the NASDAQ Stock Market, Inc.'s private placement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the Statement of Cash Flows, the Company has defined cash and cash equivalents as highly liquid investments with original maturity at date of purchase of three months or less. As of December 31, 2002 cash and cash equivalents consist primarily of a money market account.

(2) Related Party Transactions

GGI is obligated under a noncancelable sublease agreement for the Company's office space. A portion of the payments under the sublease is allocated to the Company. The rent expense allocated to the Company from GGI for the year ended December 31, 2002 was $6,560. In addition, certain operating expenses of the Company, principally employee compensation, are paid on behalf of the Company by GGI and are recorded as payable to affiliate in the accompanying statement of financial condition.

The Company's Chairman is on the Board of Directors and is a shareholder of one of the corporate clients to whom the Company provides consulting and advisory services. Total consulting fees earned during 2002 from this corporation were $68,985. At December 31, 2002, the Company has a receivable of $19,710 from this corporation.

(Continued)

In September 2002, the Company sold its receivable balance due from this corporate client totaling $29,565 to GGI, which was deemed to be the fair value of the receivable. On the date of sale, the receivable balance was $39,420 resulting in a bad debt expense of $9,855 which is recorded on the Statement of Income.

(3) Income Taxes

Income tax expense included in the statement of income for the year ended December 31, 2002 represents the following:

		2002
Current:		
Federal	$	7,769
State and local		5,230
	$	12,999

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* As of and for the year ended December 31, 2002, there are no significant temporary differences.

The difference between the expected provision for income taxes determined at the federal statutory rate and the actual provision for income taxes is primarily attributable to the graduated corporate tax rates and state and local taxes.

(4) Net Capital and Other Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $18,645, which was $13,645, in excess of the minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.15 to 1.

Schedule I

TRADECO GLOBAL SECURITIES, INC.

Computation of Net Capital for Brokers and Dealers pursuant to
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Total stockholders' equity	$	95,443
Deductions and/or charges:		
Nonallowable assets		(75,600)
Haircut on investment in money market fund		(1,198)
Net capital	$	18,645
Computation of basic net capital requirements:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	2,675
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital	$	13,645
Computation of aggregate indebtedness:		
Total liabilities	$	40,103
Total aggregate indebtedness	$	40,103
Ratio of aggregate indebtedness to net capital		2.15

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

A reconciliation with the Company's computation included in Part IIA of Form X-17A-5, filed on January 24, 2003, is not considered necessary since no material differences existed as of December 31, 2002.

Schedule II

TRADECO GLOBAL SECURITIES, INC.

Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company claims an exemption from Rule 15c3-3 as of December 31, 2002 based upon Section (k)(2)(ii). Customer transactions are cleared through another broker-dealer on a fully disclosed basis.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control

The Board of Directors
TradeCo Global Securities, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of TradeCo Global Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2003